GDEV Inc.
55, Griva Digeni
3101, Limassol
Cyprus

December 17, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dave Edgar
Kathleen Collins

Re:	GDEV Inc.
Form 20-F for the Fiscal Year Ended December 31, 2023
Response dated November 6, 2024
File No. 001-40758

To the addressees set forth above:

On behalf of GDEV Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated December 3, 2024 with respect to the Form 20-F for the Fiscal Year Ended December 31, 2023 filed on April 29, 2024 by the Company (the “Form 20-F”). For your convenience, the text of the Staff’s comments is set forth below in bold and italics, followed in each case by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2023

Notes to the Consolidated Financial Statements

Note 4. Accounting judgments, estimates and assumptions

Revenue recognition, page F-28

1.	Please address the following as it relates to your response to prior comment 1:

•	You state that no revenue is recognized on the sale of virtual currency until such currency is converted, and the converted virtual currency follows the same revenue recognition pattern as the consumable or durable goods. Revise your policy disclosures to indicate as such.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings, beginning with the Company’s annual report on Form 20-F for the year ended December 31, 2024, the Company will revise its revenue recognition policy disclosures substantively as follows:

“To separately account for consumable and durable virtual items, the Company specifically identifies each purchase for the majority of virtual items purchased in our games whether it relates to a durable or consumable item. The players may also purchase within the game virtual currencies which they may use in the future to acquire either durable or consumable virtual items. The performance obligations related to both virtual currency and virtual goods include the Company’s explicit promise to provide customers the right to use the virtual items and an implied promise to maintain the digital game environment. These obligations have been assessed as not distinct because they are highly interrelated and interdependent. As such, the Company accounts for them as a single performance obligation. Virtual currency follows the same revenue recognition pattern as for virtual goods, with the amounts allocated on consumable items being recognized when converted and amounts allocated to durable items recognized over the average playing period of paying users in our games.

The Company allocates unconverted virtual currency at the end of a period into either “durable virtual currency” or “consumable virtual currency” in alignment with the actual conversion pattern for durable virtual items and consumable virtual items purchased by players during the same period. No revenue is recognized on the sale of consumable virtual currency until such virtual currency is converted into virtual items. The balance of unconverted durable virtual currency follows the revenue recognition pattern for durable virtual items and, accordingly, its portion is allotted to deferred revenue at period end and recognized ratably over the average playing period of paying users in our games. Revenue recognition in respect of the balance of unconverted consumable virtual currency requires additional adjustments in order to ensure that only converted consumable virtual currency is recognized in a period. The Company adjusts the amount of revenue recognized for the reporting period by (a) removing the amount of revenue equal to the portion of unused consumable virtual currency at the reporting date and (b) adding back the amount of revenue equal to the portion of unused consumable virtual currency from previous reporting periods that were converted to virtual goods within the current reporting period. The amount of unconverted consumable virtual currency is included in deferred revenue at period end.”

•	You state that the balance of unconverted virtual currency was $485,000 and $780,000 at December 31, 2023 and 2022, respectively. Tell us how this relates to the $98 million and $129 million, respectively of bookings from acquisition of virtual currency not recognized as revenue as provided in the table to your response, as well as to the $350 million and $392 million in deferred revenue at December 31, 2023 and 2022, respectively.

Response:

The Company respectfully advises the Staff that the balance of unconverted virtual currency of $485,000 and $780,000 as at December 31, 2023 and 2022, respectively, relates only to that portion of bookings originated in 2023 and 2022 from the sale of unconverted virtual currency that management has allocated as virtual currency expected to be converted into consumable virtual goods.

On the other hand, the balances of $98 million and $129 million for the years ended December 31, 2023 and 2022, respectively, reflect the aggregate balances of bookings from the sale of all virtual currency (including the portion of the virtual currency unconverted to consumable items) that is not recognized as revenue in the periods they originated but are expected to be included in future earnings. As such, these balances include the amounts of unconverted consumable virtual currency of $485,000 and $780,000 as at December 31, 2023 and 2022, respectively.

The amounts of $350 million and $392 million correspond to the total deferred revenue reported by the Company on its balance sheet as at December 31, 2023 and 2022, respectively. In particular, these reflect the balance of bookings that will be recognized as revenue in subsequent periods, according to our revenue recognition policies. These bookings relate to the purchase of virtual durable items, as well as of virtual currency expected to be converted into both durable and consumable virtual items in the future together with virtual currency already converted into durable virtual items during the reporting period. Accordingly, the balances of $98 million and $129 million represent a portion of the $350 million and $392 million, respectively, reported on the Company’s balance sheet.

•	Clarify whether the balance of not yet converted virtual currency is included in deferred revenue at period-end.

Response:

The Company acknowledges the Staff’s comment and respectfully confirms that the balance of not yet converted consumable virtual currency is included in deferred revenue at period end. As described above, the $485,000 and $780,000 as at December 31, 2023 and 2022, respectively of unconverted virtual currency allocated to currency expected to be converted into consumable virtual goods represent a (very small) portion of total deferred revenue balances of $350 million and $392 million as at December 31, 2023 and 2022, respectively.

•	If virtual currency is not recognized in revenue until such currency is converted, explain to us why management splits the currency not yet converted at period end between consumable and durable virtual goods.

Response:

The Company respectfully advises the Staff that Company splits any virtual currency that has not yet been converted at period end between consumable virtual currency and durable virtual currency to provide a more faithful representation of the expected timing of future revenue recognition. Due to the complexities associated with accounting for virtual currencies – a fungible instrument which may at any time, or from time to time, be converted into either a durable item or a consumable item – it would not be possible for the Company to determine whether unconverted virtual currency from prior periods is converted into virtual durable items or, alternatively, virtual consumable items unless a benchmark volume for unconverted durable currency or unconverted consumable currency has already been established. This is because the information available to the Company at the end of a reporting period is limited by nature to only the aggregate volume of virtual currency converted for virtual durable items and the aggregate volume of virtual currency converted for virtual consumable items. The fungibility of unconverted virtual currency from previous periods with virtual currency sold in the relevant reporting period does not allow the Company to identify whether virtual currency sold in those previous periods or virtual currency sold in the reporting period was applied to a specific purchase.

Accordingly, so long as a balance of unconverted virtual currency exists from one period to the next, there can never be certainty as to whether unconverted virtual currency from a previous period was applied to purchase virtual durable items or rather virtual consumable items. The Company therefore splits unconverted virtual currency at the end of a period between consumable virtual currency and durable virtual currency based upon the actual conversion patterns for durable virtual items and consumable virtual items purchased by players during the same period, which management believes presents the best estimate of the how that unconverted virtual currency will be employed in the future. Management believes that this categorization is particularly important in light of the significant differences between the Company’s policies for recognizing revenue in respect of durable virtual items and those for recognizing revenues in respect of consumable virtual items. As with the accounting for purchases of durable virtual items compared to purchases of consumable virtual items, the conversion of virtual currency into durable virtual items compared to consumable virtual items follow different revenue recognition patterns.

Durable virtual items and purchases of virtual currency that is converted to durable virtual items are gradually recognized as revenue over the average playing period of paying users in the Company’s games. Part of this revenue is expected to be recognized over the following 12 months (i.e., the “current” portion) and the rest of it is expected to be recognized over the remaining part of the average playing period of paying users beyond the 12 months (i.e., the “non-current” portion).

Consumable virtual items and purchases of virtual currency that is converted to consumable virtual items within the period are recognized as revenue in the same reporting period. On the other hand, purchases of virtual currency not yet converted to consumable virtual goods, as at period end, are included in the balance of deferred revenue (within the “current” portion) and is recognized as revenue in the subsequent period.

•	Provide us with a breakdown of revenue from in-game purchases between point-in-time (i.e. consumable goods) and over-time (i.e. durable goods) for each period presented.

Response:

The Company respectfully advises the Staff that the table below presents a breakdown of revenue from in-game purchases between point in time and over time for each of the years ended December 31, 2023, 2022 and 2021 (all amounts are in thousands of US$).

	Year ended December 31,
	2023	2022	2021
In-game purchases	434,326	459,660	406,594
Over-time	348,032	361,047	300,612
Point in time	86,294	98,613	105,982

Note 5. Segment Reporting, page F-38

2.	We note your proposed revised disclosures in response to prior comment 3. Please consider revising the "Total" column for Segment Management EBITDA to include "N/A" instead of a dash. In this regard, the dash may give the appearance that the total is $0 for this line item.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in its proposed revised disclosures in response to prior comment 3, it will revise the “Total” column for Segment Management EBITDA to include “N/A” instead of a dash.

* * * *

We hope that the foregoing has been responsive to your comments. Please do not hesitate to contact me by telephone at +35722580040 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer
of GDEV Inc.

cc : (via email)
Andrey Fadeev, Chief Executive Officer, GDEV Inc.
Yulia Dementieva, General Counsel, GDEV Inc.
J. David Stewart, Latham & Watkins LLP
Yoseph Choi, Latham & Watkins LLP